[redacted]

10027628

S
COMMISSION
20549

SEC Mail Processing Section
FEB 26 2010
Washington, DC
122

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53317

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg and Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

351 California Street, Suite 1100
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan B. Rutberg — 415-371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rowbotham & Company LLP
(Name – *if individual, state last, first, middle name*)

101 Second Street, Suite 1200	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RUTBERG AND COMPANY, LLC

FINANCIAL STATEMENTS

For the Years Ended December 31, 2009 and 2008
With
Report of Independent Auditors

Rowbotham
& Company LLP

TABLE OF CONTENTS

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Report of Independent Auditors

To the Member:

We have audited the accompanying statements of financial condition of Rutberg and Company, LLC (the "Company") as of December 31, 2009 and 2008, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutberg and Company, LLC as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Rowbotham & Company LLP

San Francisco, California
February 24, 2010

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94104 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM
Member of the AICPA and PCAOB

RUTBERG AND COMPANY, LLC

Oath of Corporate Officer
December 31, 2009

I affirm that to the best of my knowledge and belief the accompanying financial statements and supporting schedules are true and correct. I further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Bryan B. Rutberg
Rutberg and Company, LLC

RUTBERG AND COMPANY, LLC

Statements of Financial Condition
As of December 31, 2009 and 2008

	2009	2008
Assets		
Cash	$ 187,182	$ 577,344
Furniture and equipment, net	1,324	12,178
Total assets	$ 188,506	$ 589,522
Liabilities and Member's Equity		
Liabilities:		
Due to Rutberg Holdings, LLC	$ 95,114	$ 318,258
Capital lease obligations	---	2,320
Total liabilities	95,114	320,578
Member's equity	93,392	268,944
Total liabilities and member's equity	$ 188,506	$ 589,522

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statements of Operations
For the Years Ended December 31, 2009 and 2008

	2009	2008
Income:		
Investment banking fees	$ 1,517,500	$ 2,592,500
Expense reimbursements	31,892	57,603
Interest income	607	1,379
Total income	1,549,999	2,651,482
Expenses:		
Compensation	1,944,832	2,615,772
Rent	197,182	168,385
Other operating expenses	154,760	275,163
Professional fees	130,590	53,040
Marketing and business development	95,102	221,984
Depreciation and amortization expense	14,885	17,929
Interest expense	---	1,461
Total expenses	2,537,351	3,353,734
Net loss before provision for income taxes	(987,352)	(702,252)
Provision for income taxes	13,200	1,200
Net loss	$(1,000,552)	$ (703,452)

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statements of Changes in Member's Equity
For the Years Ended December 31, 2009 and 2008

	Member's Equity
Balance at January 1, 2008	$ ---
Transfer of assets and assumption of liabilities	(347,604)
Contributions	1,320,000
Net loss	(703,452)
Balance at December 31, 2008	268,944
Contributions	825,000
Net loss	(1,000,552)
Balance at December 31, 2009	$ 93,392

The accompanying notes are an integral part of these financial statements.

RUTBERG AND COMPANY, LLC

Statements of Cash Flows
For the Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities:		
Net loss	$(1,000,552)	$ (703,452)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	10,854	17,929
Reserve for doubtful accounts	---	66,601
Change in operating assets and liabilities:		
Accounts receivable	---	51,555
Accounts payable and accrued expenses	---	(478,771)
Due to Rutberg Holdings, LLC	(223,144)	318,258
Net cash used in operating activities	(1,212,842)	(727,880)
Cash flows from financing activities:		
Repayment of line of credit, net	---	(7,999)
Repayment of capital lease obligations	(2,320)	(6,777)
Contributions	825,000	1,320,000
Net cash provided by financing activities	822,680	1,305,224
Net increase (decrease) in cash	(390,162)	577,344
Cash at the beginning of the year	577,344	---
Cash at the end of the year	$ 187,182	$ 577,344

The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements
For the Years Ended December 31, 2009 and 2008

1. Summary of Significant Accounting Policies

Reorganization - Effective January 1, 2008, the following reorganization occurred:

- Rutberg & Company, LLC changed its name to Rutberg Holdings, LLC.
- Rutberg Holdings, LLC established the following new companies as wholly owned subsidiaries: Rutberg and Company, LLC, Rutberg Media, LLC, and Rutberg Asset Management, LLC.
- Rutberg Holdings, LLC transferred various assets and liabilities to Rutberg and Company, LLC.

The following statement of financial condition is as of January 1, 2008 and gives effect to the above reorganization:

	Rutberg Holdings, LLC	Rutberg and Company, LLC	Rutberg Media, LLC	Rutberg Asset Management, LLC	Eliminations	Total
Assets						
Cash and cash equivalent	$1,612,918	$ ---	$---	$---	$ ---	$1,612,918
Accounts receivable, net	---	118,156	---	---	---	118,156
Prepaid expenses and other assets	16,352	---	---	---	---	16,352
Furniture and equipment, net	---	30,107	---	---	---	30,107
Investment in Rutberg and Company, LLC	(347,604)	---	---	---	347,604	---
Investment in Rutberg Media, LLC	---	---	---	---	---	---
Investment in Rutberg Asset Management, LLC	---	---	---	---	---	---
Total assets	$1,281,666	$148,263	$---	$---	$347,604	$1,777,533

	Rutberg Holdings, LLC	Rutberg and Company LLC	Rutberg Media, LLC	Rutberg Asset Management, LLC	Eliminations	Total
Liabilities and Members' Equity						
Line of credit	$ ---	$ 7,999	$---	$---	$ ---	$ 7,999
Accounts payable and accrued expenses	827,441	478,771	---	---	---	1,306,212
Capital lease obligations	391	9,097	---	---	---	9,488
Total liabilities	827,832	495,867	---	---	---	1,323,699
Members' equity	453,834	(347,604)	---	---	347,604	453,834
Total liabilities and members' equity	$1,281,666	$148,263	$---	$---	$347,604	$1,777,533

Notes to the Financial Statements
For the Years Ended December 31, 2009 and 2008

General - Rutberg and Company, LLC (the "Company") is a wholly owned subsidiary of Rutberg Holdings, LLC. The Company was established April 3, 2007 and is a Delaware limited liability company that shall continue operating indefinitely. On September 21, 2001, the National Association of Securities Dealers, Inc. approved the Company's membership. The Company is a research-centric investment bank focused exclusively on providing merger & acquisition advisory services to both public and private companies, and raising capital for industry leading emerging growth companies in the wireless and digital media industries. The Company's research is published monthly and received by professionals. The Company is a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Uses of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Recent Accounting Pronouncement - In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles" ("SFAS 168"). SFAS 168 establishes the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative nongovernmental U.S. GAAP. The Codification is effective for interim and annual periods ending after September 15, 2009. The adoption of SFAS 168 did not have a material effect on the Company's financial condition.

Fair Value - The Company adopted the provisions of SFAS No. 157, as amended by FSP FAS 157-1 and FSP FAS 157-2 ("SFAS No. 157", codified as "ASC 820") on January 1, 2008. The Company recorded no change to its opening balance of accumulated deficit as of January 1, 2008 as it did not have any financial instruments requiring retrospective application per the provisions of ASC 820.

Fair Value Hierarchy - ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs) or reflect the Partnership's own assumptions of market participant valuation (unobservable inputs). In accordance with ASC 820, these two types of inputs have created the following fair value hierarchy:

Level 1 - Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly;

Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

ASC 820 requires the use of observable market data if such data is available without undue cost and effort.

Measurement of Fair Value - The Company measures fair value as an exit price using the procedures described below for all assets and liabilities measured at fair value. When available, the Company uses unadjusted quoted market prices to measure fair value and classifies such items within Level 1. If quoted market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based or independently-sourced market parameters such as interest rates and currency rates. Items valued using internally generated models are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be inputs that are readily observable. If quoted market prices are not available, the valuation model used generally depends on the specific asset or liability being valued. Credit risk adjustments are applied to reflect the Company's own credit risk when valuing all liabilities measured at fair value. The methodology is consistent with that applied in developing counterparty credit risk adjustments, but incorporates the Company's own credit risk as observed in the credit default swap market.

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2009:

	Level 1	Level 2	Level 3	Total
Cash	$187,182	$---	$---	$187,182

The following table presents the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2008:

	Level 1	Level 2	Level 3	Total
Cash	$577,344	$---	$---	$577,344

Realized gains and losses are recorded when securities are sold using the first in, first out cost method unless specifically identified.

The adoption of ASC 820 did not have a material effect on the Company's financial position and results from operations.

Accounts Receivable - The Company provides its services to customers on an open credit basis. The Company's accounts receivable are due from customers and are generally uncollateralized. The Company uses the reserve for bad debts method of valuing doubtful accounts receivable which is based on historical experience, coupled with a review of the current status of existing receivable. The balance of the reserve for doubtful accounts, deducted against accounts receivable to properly reflect the realizable value is none. Bad debt expense totaled zero and $66,601 for the years ended December 31, 2009 and 2008.

Cash and Cash Equivalent - For purposes of reporting cash flows, the Company considers all short-term, interest-bearing deposits with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk - Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and accounts receivable.

The Company maintains its cash in financial institutes which are insured by the Federal Deposit Insurance Corporation (the "FDIC") up to $250,000. At times, cash may be in excess of the FDIC insured limits.

The receivables credit risk is controlled through credit approvals, credit limits, monitoring procedures, and establishment of a reserve for doubtful accounts if and when needed.

The Company had one customer that comprises 49% of total income for the year ended December 31, 2009.

The Company had three customers that comprise 29%, 26%, and 20% of total income for the year ended December 31, 2008.

Furniture and Equipment - Furniture and equipment are stated at cost less accumulated depreciation and amortization and are depreciated or amortized over their estimated useful lives of the related assets using the declining balance and straight-line methods over 3 to 5 years. Upon retirement or sale, the cost and related accumulated depreciation and amortization are removed from the balance sheet and the resulting gain or loss is reflected in other income and expense. Maintenance and repairs are charged to operations as incurred.

Impairment of Long-lived Assets - The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of long-lived assets may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment". When factors indicate that long-lived assets should be evaluated for possible impairment, the Company uses an estimate of the related undiscounted future cash flows over the remaining life of the long-lived assets in measuring whether they are recoverable. If the estimated undiscounted future cash flows are not in excess of the carrying value of the asset, a loss is recorded as the excess of the asset's carrying value over its fair value. No assets were determined to be impaired in 2009 or 2008.

Revenue Recognition - The Company's revenues for investment banking fees and expense reimbursements are recognized when earned. Customer advances and billed amounts due from customers in excess of revenue recognized are recorded as deferred revenue.

Expense Recognition - The Company's expenses are charged to expense as incurred. These expenses are paid for by Rutberg Holdings, LLC and then allocated to the Company.

Income Taxes - The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48") on January 1, 2009, codified as "ASC 740". The adoption of ASC 740 had no effect on the financial statements of the Company. ASC contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. The Company classifies the liability for unrecognized tax benefits as current to the extent that the Company anticipates payment (or receipt) of cash within one year. Interest and penalties related to uncertain tax positions are recognized in the provision for income taxes.

No provision has been made for income taxes because the taxable income of the Company is included in the income tax returns of the members, except the case where the Company is charged a fee for doing business in that state. Consequently, income taxes are minimal.

Tax years that remain open for examination include 2005, 2006, 2007, 2008, and 2009.

Comprehensive Loss - The Company has no components of comprehensive income other than its net income and, accordingly, comprehensive income is the same as the net income for the years ended December 31, 2009 and 2008.

2. Furniture and Equipment

Furniture and equipment, net is comprised of the following at December 31, 2009 and 2008:

	2009	2008
Furniture	$ 30,924	$ 30,924
Computer software	6,147	6,147
Equipment	29,046	29,046
Equipment under capital leases	30,056	30,056
Total furniture and equipment	96,173	96,173
Less accumulated depreciation	(64,793)	(53,939)
Less accumulated amortization on equipment under capital lease	(30,056)	(30,056)
Furniture and equipment, net	$ 1,324	$ 12,178

For the years ended December 31, 2009 and 2008, depreciation and amortization expense was $10,854 and $17,929.

3. Line of Credit

In 2008, the Company had a $10,000 revolving line of credit, credit card, with a company. The $10,000 revolving line of credit is unsecured. Interest of 26.99% is charged on balances carried into the next billing cycle. In 2009, the Company canceled the revolving line of credit, credit card.

Interest expense was none and $501 for the years ended December 31, 2009 and 2008.

4. Capital Lease Obligations

The Company's capital leases were repaid in full in 2009.

Interest expense totaled none and $960 for the years ended December 31, 2009 and 2008.

5. Related Party Transactions

Contributions of $825,000 and $1,320,000 were received from Rutberg Holdings, LLC for the years ended December 31, 2009 and 2008.

The activity in the Due to Rutberg Holdings, LLC was as follows for the years ended December 31, 2009 and 2008:

	2009	2008
Beginning balance	$ 318,258	$ ---
Expenses allocated from Rutberg Holdings, LLC to the Company	2,521,859	3,337,005
Cash paid by the Company to Rutberg Holdings, LLC	(2,745,003)	(3,018,747)
Balance at the end of the year	$ 95,114	$ 318,258

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to capital, both as defined, shall not exceed 15 to 1 for the years ended December 31, 2009 and 2008. At December 31, 2009 and 2008, the Company had net capital of $92,068 and $256,766. Net capital as of December 31, 2009 and 2008 is $85,727 and $235,394 more than the required net capital. At December 31, 2009 and 2008, the Company's ratio of aggregated indebtedness to net capital was 1.03 to 1 and 1.25 to 1, which is within the required regulator range.

7. Cash Flow Information

	2009	2008
Supplemental disclosure of cash flow information:		
Interest paid during the year	$ ---	$ 1,461
Income taxes paid during the year	$13,200	$ 1,200
Supplemental disclosure of non-cash financing activities:		
Receipt of accounts receivable, net transferred from Rutberg Holdings, LLC	$ ---	$118,156
Receipt of furniture and equipment, net transferred from Rutberg Holdings, LLC	$ ---	$ 30,107
Receipt of line of credit from Rutberg Holdings, LLC	$ ---	$ 7,999
Receipt of accounts payable and accrued expenses from Rutberg Holdings, LLC	$ ---	$478,771
Receipt of capital lease obligations from Rutberg Holdings, LLC	$ ---	$ 9,097
Decrease in member's equity due to transfer of assets and liabilities from Rutberg Holdings, LLC	$ ---	$347,604

8. Subsequent Events

The Company's management has evaluated subsequent events through February 24, 2010, the date on which the financial statements were issued, and identified no subsequent events.

Supplementary Information

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Report of Independent Auditors on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Members:

We have audited the accompanying financial statements of Rutberg and Company, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the following pages are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplementary information contained in the following pages 16 to 18 has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rowbotham & Company LLP

San Francisco, California
February 24, 2010

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94104 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

RUTBERG AND COMPANY, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Net Capital

Total member's equity from statement of financial condition	$93,392
Deductions and/or charges:	
Total nonallowable assets from statement of financial condition:	
Furniture and fixtures, net	(1,324)
Net capital before haircuts on securities position	92,068
Haircuts on securities	---
Net capital	$92,068
Minimum net capital required (6-2/3% of total aggregated indebtedness)	$ 6,341
Minimum dollar net capital required	$ 5,000
Net capital requirement (greater of minimum net capital required or minimum dollar net capital required)	$ 6,341
Excess net capital	$85,727
Excess capital at 1000%	$82,557

Aggregate Indebtedness

Total liabilities from statement of financial condition	$95,114
Less non-aggregate indebtedness	---
Total aggregated indebtedness	$95,114
Ratio: Aggregated indebtedness to net capital	1.03 to 1

RUTBERG AND COMPANY, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission ("Rule 15c3-3") and operates pursuant to section (k)(2)(ii) of Rule 15c3-3.

Reconciliation Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Commission

As of December 31, 2009

Reconciliation of differences between Computation of Net Capital as filed by the Company in Part IIA and computation contained in supplementary information to the financial statements:

Net capital as reported by the Company in Part IIA	$166,255
Differences:	
Audit adjustment to accrue for additional allocated expenses from Rutberg Holdings, LLC	(1,691)
Audit adjustment to reduce over accrual of investment banking fee income	(30,000)
Audit adjustment to increase under accrual of vacation liability	(4,925)
Audit adjustment to increase under accrual of guaranteed payments	(35,809)
Audit adjustment to increase under accrual of SIPC-7T fees	(1,762)
Net capital as reported in the financial statements	$ 92,068

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO SANTA CLARA

Report of Independent Auditors on Internal Control

To the Member:

In planning and performing our audit of the financial statements and supplementary information of Rutberg and Company, LLC (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements and supplementary schedules, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or performs custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

101 SECOND STREET, SUITE 1200, SAN FRANCISCO, CA 94104 TEL. (415) 433 - 1177 FAX (415) 433 - 1653
5201 GREAT AMERICA PKWY, SUITE 320, SANTA CLARA, CA 95054 TEL. (408) 850 - 7295 FAX (415) 433 - 1653
WEBSITE: WWW.ROWBOTHAM.COM E-MAIL - CONSULTING@ROWBOTHAM.COM

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiency in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 24, 2010

Rowbotham
& COMPANY LLP
ACCOUNTANTS & CONSULTANTS
SAN FRANCISCO PALO ALTO

To the Member
Rutberg and Company, LLC
351 California Street, Suite 1100
San Francisco, CA 94104

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2009, which were agreed to by Rutberg and Company, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7T. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries, check copies and cash disbursements journals, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period April 1, 2009 to December 31, 2009, noting an overstatement of $30,000;
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, for the period from April 1, 2009 to December 31, 2009, noting no differences; not applicable, none
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences, not applicable, none.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rowbotham & Company LLP

San Francisco, California
February 24, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 1,762.00

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) ( )

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,762.00

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,762.00

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,762.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

[signature]
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 31 day of January, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) 135,494 + 105,995 + 463,108 $ 704,597

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions 704,597

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and *(ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less* from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues $ 704,597

2e. General Assessment @ .0025 $ 1,762.00

(to page 1 but not less than $150 minimum)

OATH OR AFFIRMATION

I, Bryan B. Rutberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg and Company, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Member

Title

Notary Public

JOHN MINJIRAS
Commission # 1724080
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2011

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of San Francisco

On 2/25/2010 before me, John Minjiras, Notary Public,
Date Here Insert Name and Title of the Officer

personally appeared Bryan B. Rutberg
Name(s) of Signer(s)

JOHN MINJIRAS
Commission # 1724080
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2011

Place Notary Seal and/or Stamp Above

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature: [signature]
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath of Affirmation

Document Date: 2/25/2010 Number of Pages: 1

Signer(s) Other Than Named Above: ____

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____

☐ Corporate Officer — Title(s): ____
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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Signer's Name: ____

☐ Corporate Officer — Title(s): ____
☐ Individual
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____

Signer Is Representing: ____

RIGHT THUMBPRINT OF SIGNER
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